Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 9 OCTOBER 2006, PURSUANT TO PART VI OF THE ACT, FROM DEUTSCHE BANK AG ("DEUTSCHE") THAT AS AT 9 OCTOBER 2006 THE INTERESTS OF DEUTSCHE AND ITS SUBSIDIARIES INCREASED TO 24,843,759 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENT 3.96% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.




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deutsche09Oct

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM FIDELITY INVESTMENTS ("FIDELITY"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 13 OCTOBER 2006 FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.

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